EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended March 31,
(Dollars in millions)	2011	2010	2009	2008	2007
Consolidated income (loss) before provision for income
taxes	$3,003	$1,679	$(1,052)	$(380)	$667
Fixed charges:
Interest1	$1,614	$2,023	$2,956	$4,151	$2,662
Portion of rent expense representative of the interest
factor (deemed to be one-third)	8	8	8	8	7
Total fixed charges	$1,622	$2,031	$2,964	$4,159	$2,669

Earnings available for fixed charges	$4,625	$3,710	$1,912	$3,779	$3,336
Ratio of earnings to fixed charges	2.85	1.83	(A)	(A)	1.25

1	Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

(A)  Due to our loss in fiscal years 2009 and 2008, the ratio of earnings to fixed assets was less than one.  We must generate additional earnings equal to pre-tax loss to achieve a coverage of one to one.